OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Frost, Phillip (Last) (First) (Middle)		IVAX CORPORATION (IVX)

	4400 Biscayne Boulevard (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			March 12, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Miami, FL 33137-3227 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☒	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.10 par value per shares		03/12/03				X			5,000	A	$20.00		5,511,200		I		Frost-Nevada Inv. Trust(1)

	Common Stock, $10 par value per shares													24,374,928		I		Frost Gamma Inv. Trust(2)

	Common Stock, $.10 par value per shares													750		D		(3)

	Common Stock, $.10 par value per shares													305,686		I		By Wife(4)

	Common Stock, $.10 par value per shares													3,078		I		401(k) Plan

	Common Stock, $.10 par value per shares													140,625		I		Frost Phi Inv. Trust(5)

	Common Stock, $.10 par value per shares

	Common Stock, $.10 par value per shares

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Put Options (obligation to buy)		$20.00		03/12/2003				X				50

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	01/17/2004		Common Stock	5,000				488		I		(1)

Explanation of Responses:

(1) These assets are held by Frost-Nevada Investments Trust, of which the reporting person is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of three limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada, L.P. During April 2002 Frost Beta, L.P. became a limited partner of Frost-Nevada L.P. The reporting person is the sole shareholder of Frost Beta, Inc., the sole general partner of Frost Beta L.P.. Frost Alpha Charitable Remainder Trust is the only limited partner of Frost Beta, L.P. Frost Alpha L.P. is a beneficiary of the Frost Alpha Charitable Remainder Trust. Frost-Nevada Corporation is the sole member of Frost Alpha LLC, which is the sole general partner of Frost Alpha L.P. The reporting person and the Frost 2001 Charitable Lead Annuity Trust are the sole limited partners of Frost Alpha L.P. On January 31,2003 the Frost Alpha 2003 Charitable Lead Annuity Trust became a limited partner of Frost-Nevada Limited Partnership. The reporting person is not the trustee of the charitable trusts described above, but continues to report benefical ownership of all securities.

(2) These assets are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma L.P. is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporing person is also the sole shareholder of Frost-Nevada Corporation.

(3) These shares are jointly owned by the reporting person and Patricia Frost, his wife.

(4) Pursuant to Rule 16a-1(a)4, the reporting person disclaims beneficial ownership of these shares.

(5) These assets are held by Frost Phi Investments Trust, of which the reporting person is the trustee and Frost Phi, LLLP is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Phi, LLLP and the sole shareholder of Frost Phi, Inc. the general partner.

/s/ Phillip Frost	March 13, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

NAME:	Frost Gamma Investments Trust

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX CORPORATION.

Date of Event Requiring Statement:	March 12, 2003

FROST GAMMA INVESTMENTS TRUST

by: /s/ Phillip Frost

Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME:	Frost-Nevada Investments Trust

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX CORPORATION.

Date of Event Requiring Statement:	March 12, 2003

FROST-NEVADA INVESTMENTS TRUST

by: /s/ Phillip Frost

Phillip Frost, M.D., Trustee

JOINT FILER INFORMATION

NAME:	Frost Phi Investments Trust

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX CORPORATION.

Date of Event Requiring Statement:	March 12, 2003

FROST PHI INVESTMENTS TRUST

by: /s/ Phillip Frost

Phillip Frost, M.D., Trustee